Simpson Thacher & Bartlett llp

425 Lexington Ave.

New York, N.Y. 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number (212) 455-3728	E-mail Address Jacqueline.edwards@stblaw.com

December 16, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig, Staff Accountant

Re:	PGIM Private Real Estate Fund, Inc. Annual Report on Form N-CSR Filing Nos.: 333-286863 and 811-23739

Dear Ms. DiAngelo Fettig:

On behalf of PGIM Private Real Estate Fund, Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission) received on July 29, 2025, relating to the Fund’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2024, filed with the Commission on March 3, 2025 (the “Annual Report”) and the Fund’s amendment to the Fund’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2024, filed with the Commission on May 27, 2025 (the “Amended Annual Report”). Additional follow up comments were provided by the Staff on November 21, 2025. Responses to those comments are also set forth below.

To assist your review, we have retyped our record of the Staff’s oral comments below. The responses and information described below are based upon information provided to us by the Fund. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report or Amended Annual Report, respectively.

1.            The “Growth of a $10,000 Investment” chart on page 5 of the Annual Report shows the growth of a $10,000 investment in the Fund’s Class I shares. The Staff notes that the minimum initial investment for Class I Shares in the Fund’s registration statement filed on Form N-2 (the “Registration Statement”) is $1 million. In future filings, please base the chart on the higher minimum of the class if it is in excess of $10,000 pursuant to Form N-2, Item 24, Instruction 4.g (2)(A).

Response: The Fund will make the requested change in a future filing.

2.            The Staff notes that footnote (a) to the Consolidated Schedule of Investments table on page 11 of the Annual Report indicates that the interest rate shown reflects the rate is in effect through July 3, 2029 but the bond does not mature until July of 2030. Please disclose the rate or the terms of the rate after July 3, 2029 (e.g., it is a step bond or variable rate bond).

Response: The Fund will make the requested change in a future filing.

3.            Please revise the Investments in Real Estate Loans line item of the Consolidated Schedule of Investments on page 11 of the Annual Report to disclose the principal amount of the bonds.

Response: The Fund will make the requested change in a future filing.

4.            Please revise the Preferred Equity line item of the Consolidated Schedule of Investments on page 11 of the Annual Report to disclose the number of shares held.

Response: The Fund will make the requested change in a future filing.

5.            The Staff notes that the financial statements for 3730 S. Main St., Pearland, Texas (“Pearland”) is recorded as a note payable. However, the Fund is characterizing Pearland as a Preferred Equity investment in the Fund’s Consolidated Schedule of Investments. Please confirm what is the appropriate characterization of this investment.

Response: The Fund hereby confirms that the preferred equity investment in Pearland is a senior equity contribution by the Fund and characterizing the investment as Preferred Equity in the Fund’s Consolidated Schedule of Investments is appropriate because it represents an ownership interest with preferential rights (e.g., priority returns, liquidation preference).

5(a).        Please confirm whether Pearland was properly classified as a note payable in the subsidiary’s financial statements.

Response: The Fund respectfully submits that the investment is properly recorded as a note payable in Pearland’s property financial statements since Pearland received capital and has a contractual obligation to pay a fixed preferred return to the Fund, which takes a priority position over the common equity.

6.            The Staff notes that the first footnote to the Level 3 Investments table on page 13 of the Annual Report states that “[t]he table does not include Level 3 holdings that are valued at the original par value.” Please confirm that the par value approximates the fair value.

Response: The Fund hereby confirms that the par value approximates the fair value of the holdings.

2

7.            Please also explain why these Level 3 Investments are “not subject to fair value adjustment as of December 31, 2024.”

Response: The Fund respectfully confirms that a full assessment under ASC 820 was applied to its Level 3 Investments. The Fund clarifies that its Level 3 investments—the Capodagli NJ TOD portfolio mezzanine loan acquired in July 2024 and the Pearland preferred equity acquired in October 2023—are fair valued at the original par value. These prices represent the highest weighting and the most recent observable market transactions, with no material changes in operations, revenue, or capital markets, and no other relevant factors warranting adjustment as of December 31, 2024. Additionally, based on our standard quarterly analysis, we concluded that these investments do not require adjustment to fair value as the original transaction price are most indicative of fair value. In future filings, the Fund will clarify that this is a fair value investment.

7(a).        Please supplementally provide the acquisition date on which the Level 3 investment transactions were based.

Response: Please refer to the Fund’s response to Comment 7, above, for information about the acquisition dates.

8.            The Staff notes that the Annual Report included audited financials for each non-consolidated joint venture (“JV”). However, the Amended Annual Report only included financials for two of the four JVs. Please supplementally explain how it was determined that Napa Green Apartments (“Napa Green”) and Monarch Town Center (“Monarch”) did not require Regulation S-X Rule 3-09 statements. Please also explain whether the significance calculation under Regulation S-X changed.

Response: As previously discussed with you and Meghan Ryan, Assistant Chief Accountant at the SEC, at telephonic meetings held on June 2, 2025 and June 17, 2025 (together, the “Previous Calls”), the Fund believed initially that Napa Green and Monarch required audited financials in accordance with Regulation S-X Rule 3-09. Upon reviewing the final testing, it was determined that Napa Green and Monarch did not meet the Rule 3-09 standard, and therefore, no audited financials were required. The Fund included unaudited financials for Napa Green and Monarch in the Amended Annual Report to continue to satisfy the Regulation S-X Rule 4-08(g) disclosures, which requires summary financial information of the majority owned unconsolidated entities in the financial statement notes.

9.            The Staff notes that the Amended Annual Report included unaudited financial statements for Napa Green and Monarch. Please supplementally explain whether these disclosures were meant to satisfy the disclosure requirements of Regulation S-X Rule 4-08(g). If so, the Staff does not believe that the requirements of Regulation S-X Rule 4-08(g) have been met because that information is required to be audited.

Response: As discussed on the Previous Calls, the Fund respectfully submits that the full unaudited financials for Napa Green and Monarch were included in the Amended Annual Report to continue to satisfy the disclosure requirements of Regulation S-X Rule 4-08(g) and the Fund does not believe that the full financials are required to be audited to satisfy the Rule.

3

9(a).        In connection with your responses, the Staff agrees that Napa Green and Monarch did not meet the Rule 3-09 standard, and therefore, no audited financials are required. However, the requirements for Regulation S-X Rule 4-08(g) require summarized financial information to be included in the Notes to Financial Statements, which are required to be audited. Hence, providing Regulation S-X Rule 4-08(g) information in unaudited financial statements attached to the filing does not satisfy the requirements that the summarized financial information required by Regulation S-X Rule 4-08(g) is audited.

Response: The Fund respectfully submits that, from a substance standpoint, it believes that it has provided more information than is required by Regulation S-X. However, the Fund respectfully acknowledges the Staff’s position on the audit requirements. Prospectively, the Fund will consider including all condensed information for every property regardless of the Regulation S-X Rule 3-09 standard, so Regulation S-X Rule 4-08(g) will have condensed property information in the Notes to Financial Statements, even if the Fund has to include audited financial statements from a substance test. The Fund confirms that it believes that substantially all financial information that a shareholder would use is currently included and respectfully notes that it is currently substantially comprised of affiliated seed money (99.9%).

9(b).        For the December 31, 2024 financial statements, has there been any consideration to amending the N-CSR to include the audited financial statements?

Response: The Fund respectfully submits that it does have audited financial statements for Napa Green and Monarch. Those audited financial statements, because not required by Regulation S-X Rule 3-09, were not audited under SEC independence standards but rather, were audited under AICPA standards. The Fund does not believe that the auditors of Napa Green and Monarch would consent to the necessary opinions in order to amend the N-CSR. The Fund respectfully notes that the Fund is currently substantially comprised of affiliated seed money (99.9%). Additionally, the Fund confirms that going forward, the Regulation S-X Rule 4-08(g) financial information will be provided in the notes to the financial statements and it will be audited.

10.          The Staff notes that the amounts in the financial statements of the Fund’s non-consolidated subsidiaries (Pearland and PPREF/RP East Gate Holdings, LLC and Subsidiary (collectively, “East Gate”)) changed. Please describe what caused these changes and whether the changes resulted in a material misstatement of the financial information. Please also describe if this was the correction of an error or a change in accounting principle.

Response: As discussed on the Previous Calls, with respect to Pearland, the primary reason for the changes in figures and disclosures relate to the difference in the basis of accounting from fair value to a historical cost presentation. None of the changes were a result of an error and/or misstatement. Also, please note that because underlying entity financial statements are shown at historical cost and the Fund records its investment in the entity at fair value, the differences have no impact to the Fund’s financial statements.

With respect to East Gate, the primary reason for the changes in figures and disclosures relate to immaterial classifications in the purchase price allocation between land, building and improvements and intangible assets. None of the reclassifications were considered material, from both a quantitative and qualitative perspective. Also, please note that because the underlying entity financial statements are shown at historical cost and the Fund records its investment in the entity at fair value, the differences have no impact to the Fund’s financial statements.

4

The Fund respectfully submits that the changes to the amounts in the financial statements of the Fund’s non-consolidated subsidiaries were due to fair value presentation compared to historical cost presentation on Pearland and immaterial classifications in the purchase price allocation on East Gate. The Fund notes that these changes do not result in a material misstatement of the financial information. The Fund further submits that these changes were not due to the correction of an error.

11.          Please explain whether the changes to the financial information of the non-consolidated joint ventures affected the valuation of the joint ventures.

Response: As discussed on the Previous Calls, the Fund respectfully submits that the changes to the financial information of the non-consolidated joint ventures did not affect the valuation of the joint ventures.

12.          Please include an “Investments in Non-consolidated Joint Ventures” note in the Annual Report regarding the significant subsidiaries’ calculations, noting which subsidiaries are considered significant and for which subsidiaries Regulation S-X Rules 3-09 or Rule 4-08(g) information has been provided.

Response: As discussed on the Previous Calls, the Fund respectfully submits that because full financials were included for the non-consolidated joint ventures, the summaries of financial information are not required in the Fund’s Notes to Financial Statements. As noted in the Fund’s response to Comment 9(a), the Fund will consider including an “Investments in Non-Consolidated Joint Ventures” note, which will include the summary of financial information to the extent in the future full audited financials are not made available in the Fund’s Form N-CSR filing.

12(a).     The Staff notes that it is reissuing Comment 12. To the extent that the Fund has Regulation S-X Rule 3-09 financial statements attached, please include in the narrative discussion a notification to shareholders that there are audited financial statements attached to the filing that shareholders can review.

Response: The Fund will make the requested change in future filings, as applicable.

13.          Please revise the Transactions with Affiliated Companies table in note 5 on page 35 of the Annual Report. The Staff notes that Regulation S-X Rules 12-14 and 6-04(2) require that investments in and advances to affiliates be disclosed separately on the balance sheet, and Regulation S-X Rule 6-07(1) and (7) require that investment income and realized and unrealized gain (loss) on investments from affiliates be disclosed separately on the Statement of Operations.

Response: The Fund will make the requested change in a future filing.

5

14.          Please explain why the preferred equity investment in Pearland in the Fund’s Consolidated Schedule of Investments was not included in the Transactions with Affiliated Companies table in Note 5 on page 35 of the Annual Report. Please also confirm that this preferred equity investment was included in the significant subsidiary test.

Response: While the Fund’s equity investment in Pearland was included within Note 5, the preferred equity portion was unintentionally omitted. All future preferred equity investments will be included within the Transactions with Affiliated Companies table. Please note that as of the June 30, 2025 reporting period, the Fund has sold its preferred equity position in Pearland. The Fund confirms that the preferred equity investment in Pearland was included in the significant subsidiary test.

15.          Please categorize the Transactions with Affiliated Companies table by (1) investments in majority-owned subsidiaries; (2) other controlled companies; and (3) other affiliates. See footnote 1(a) to Regulation S-X Rule 12-14.

Response: The Fund will make the requested change in a future filing.

16.          Please revise the Subsequent Events section in Note 13 on page 45 of the Annual Report to state that the Fund declared monthly “distributions” rather than dividends. The Staff notes that the Fund has historically had return of capital distributions and the use of “dividends” may be interpreted as income distributions.

Response: The Fund will make the requested change in a future filing.

17.          The Staff notes that the fourth paragraph of Note 1 on page 28 of the Annual Report indicates that PGIM Investments LLC (the “Manager”) acts as the Fund’s chief operating decision maker (“CODM”). Please clarify the group of individuals of the Manager that functions as the CODM. See FASB ASC 280-10-50-5.

Response: In future filings, the Fund will identify a more specific group within the Manager, or an individual, as the CODM.

18.          In future filings, please revise Note 3 on page 32 to disclose if the management fee and incentive fee waivers are subject to recoupment.

Response: The Fund will make the requested change in a future filing.

19.          Please revise the “Directors and Officers” section on page 53 of the Annual Report to include a statement that the Fund’s statement of additional information includes additional information about the directors, as required by Instruction 4(f) to Item 24 of Form N-2.

Response: The Fund will make the requested change in a future filing.

6

20.          The Staff notes that the information in Item 13(a)(1) of Form N-CSR is provided as of December 31, 2024. Please revise to include the requested information as of the date of the filing of the report, as required by Instruction 1 to Item 13(a)(1).

Response: The Fund will make the requested change in a future filing.

21.          Please revise the information in Item 13(a)(1) to include the length of service for all portfolio managers.

Response: The Fund will make the requested change in a future filing.

22.          Please revise the disclosure under “Compensation” in Item 13 of Form N-CSR to include any benchmark used to measure each portfolio manager’s performance and state the length of the period over which performance is measured. See Item 13(a)(3) of Form N-CSR.

Response: The Fund will make the requested change in a future filing.

23.          Please explain why Item D.1.(b) in Form N-CEN was not completed for the Fund’s preferred shares outstanding.

Response: Reference to the Fund’s preferred shares outstanding was unintentionally omitted. The Fund will include such reference in the Fund’s next Form N-CEN filing.

Please call me (212-455-3728) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Jacqueline Edwards

cc:	Meghan Ryan, Securities and Exchange Commission

Claudia DiGiacomo, Esq.

George Hoyt, Esq.

Devan Goolsby, Esq.

Benjamin Wells, Esq.

Ryan Brizek, Esq.

Stephanie Chaung, Esq.

Daniel Wolman, Esq.

7